                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                  FORM 11-K



/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.


                                      OR


/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.



  For the Fiscal Year ended                              Commission File
     December 31, 1996                                   Number 1-10015



               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN
                               (Title of the plan)



                           HERITAGE MEDIA CORPORATION
          (Name of issuer of the securities held pursuant to the plan)





   13355 NOEL ROAD, SUITE 1500                               42-1299303
       DALLAS, TEXAS 75240                                (I.R.S. Employer
 (Address of issuer's principal                         identification number)
     executive offices)

                                   INDEX

                                                                     PAGES
                                                                     -----
Form 11-K cover page for the Heritage Media Corporation
  Retirement Savings Plan.........................................    Cover

Index.............................................................        2

Signature.........................................................        3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Heritage Media Corporation Retirement Savings Plan for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's
Report............................................................      F-1

Statement of Net Assets Available for Plan Benefits
  at December 31, 1996 and 1995...................................      F-2


Statements of Changes in Net Assets Available for Plan Benefits
  for the years ended December 31, 1996 and December 31, 1995......     F-3

Notes to Financial Statements......................................     F-5

Supplementary Schedules:

  Schedule of assets held for investment purposes..................    F-12
  Schedule of reportable transactions..............................    F-13

Consent of Independent Auditors....................................    F-14

All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

                         HERITAGE MEDIA CORPORATION
                          RETIREMENT SAVINGS PLAN

            Financial Statements and Supplementary Information

                         December 31, 1996 and 1995

                (With Independent Auditors' Report Thereon)

                          HERITAGE MEDIA CORPORATION
                           RETIREMENT SAVINGS PLAN

                              TABLE OF CONTENTS




Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits -
  December 31, 1996 and 1995

Statements of Changes in Net Assets Available for Plan Benefits -
  Years ended December 31, 1996 and 1995

Notes to Financial Statements - December 31, 1996 and 1995

                                                                      SCHEDULE
                                                                      --------
Supplemental Schedules:

     Line 27a - Schedule of Assets Held for Investment Purposes -
       December 31, 1996                                                  I

     Line 27d - Schedule of Reportable Transactions - Year ended
       December 31, 1996                                                 II

KPMG Peat Marwick LLP

     200 Crescent Court
     Suite 300
     Dallas, TX 75201-1885




                           INDEPENDENT AUDITORS' REPORT


Heritage Media Corporation
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ KPMG Peat Marwick LLP

Dallas, Texas
May 2, 1997

              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                     Statements of Net Assets Available
                              for Plan Benefits

                          December 31, 1996 and 1995


                                                               1996           1995
                                                           -----------     ----------
Investments (note 4):
  At fair value:
    Large Capitalization Value Equity Investment Fund      $ 3,147,343      1,913,572
    Large Capitalization Growth Equity Investment Fund       4,454,606      3,122,776
    Small Capitalization Growth Equity Investment Fund       3,055,640      1,972,311
    Intermediate Fixed Income Funds                          1,520,997      1,657,806
    International Equity Fund                                  765,106        265,704
    HMC common stock                                         6,192,889      7,591,298
    Participant loans                                          890,361        588,518
  At contract value:
    Investment Contract Fund                                 3,679,214      3,006,643
                                                           -----------     ----------
      Total investments                                     23,706,156     20,118,628

  Contributions receivable from employer                        31,429         32,956
  Contributions receivable from employees                      103,448        130,501
  Interest and dividends receivable                             63,693         54,247
                                                           -----------     ----------
      Total assets                                          23,904,726     20,336,332

  Refunds payable                                                    -       (180,427)
                                                           -----------     ----------
      Net assets available for plan benefits               $23,904,726     20,155,905
                                                           -----------     ----------
                                                           -----------     ----------


See accompanying notes to financial statements.


                                  HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                                          Statements of Changes in Net Assets
                                  Available for Plan Benefits, with Fund Information

                                        Years ended December 31, 1996 and 1995

                                                  Large           Large           Small
                                              Capitalization  Capitalization  Capitalization
                                                  Value           Growth          Growth
                                                  Equity          Equity          Equity        Investment       HMC
                                                Investment      Investment      Investment       Contract       Common
                                     Total         Fund            Fund            Fund            Fund         Stock
                                  ----------- --------------  --------------  --------------    ----------    ---------
Year ended December 31, 1996:
  Contributions (note 2):
    Employees                     $ 3,595,560      591,278         725,190         644,581         509,231      777,291
    Employer                        1,033,578      168,620         199,789         174,685         165,292      223,458
                                  -----------    ---------       ---------       ---------       ---------   ----------
                                    4,629,138      759,898         924,979         819,266         674,523    1,000,749
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Investment income:
    Interest and dividends            493,834       82,410          24,724               -         228,852            -
    Net appreciation
     (depreciation) in fair
     value of investments             836,028      388,339         658,803         371,727           1,399     (533,683)
                                  -----------    ---------       ---------       ---------       ---------   ----------
       Net investment
        income (loss)               1,329,862      470,749         683,527         371,727         230,251     (533,683)
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Transfers                                 -      276,004         (44,732)        174,890         199,832     (784,294)
  Withdrawals                      (2,210,179)    (181,444)       (285,449)       (264,226)       (360,078)    (917,770)
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Net increase (decrease) in net
   assets available for plan
   benefits                         3,748,821    1,325,207       1,278,325       1,101,657         744,528   (1,234,998)
  Net assets available for plan
   benefits at beginning of
   year                            20,155,905    1,838,093       3,201,402       1,995,474       3,076,884    7,600,416
                                  -----------    ---------       ---------       ---------       ---------   ----------
       Net assets
        available for
        plan benefits
        at end of year            $23,904,726    3,163,300       4,479,727       3,097,131       3,821,412    6,365,418
                                  -----------    ---------       ---------       ---------       ---------   ----------
                                  -----------    ---------       ---------       ---------       ---------   ----------



                                                 Intermediate
                                   International    Fixed
                                       Equity       Income     Participant
                                        Fund        Funds         Loans
                                   ------------- ------------  -----------
Year ended December 31, 1996:
  Contributions (note 2):
    Employees                          165,352      182,637            -
    Employer                            49,189       52,545            -
                                       -------    ---------      -------
                                       214,541      235,182            -
                                       -------    ---------      -------
  Investment income:
    Interest and dividends               9,306       84,420       64,122
    Net appreciation
     (depreciation) in fair
     value of investments                5,523      (56,080)           -
                                       -------    ---------      -------
       Net investment
        income (loss)                   14,829       28,340       64,122
                                       -------    ---------      -------
  Transfers                            346,916     (454,201)     285,585
  Withdrawals                          (27,181)    (126,167)     (47,864)
                                       -------    ---------      -------
  Net increase (decrease) in net
   assets available for plan
   benefits                            549,105     (316,846)     301,843
  Net assets available for plan
   benefits at beginning of
   year                                240,337    1,614,781      588,518
                                       -------    ---------      -------
       Net assets
        available for
        plan benefits
        at end of year                 789,442    1,297,935      890,361
                                       -------    ---------      -------
                                       -------    ---------      -------
                                                                                                            (Continued)

                                 HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                                        Statements of Changes in Net Assets
                            Available for Plan Benefits, with Fund Information, Continued


                                                  Large           Large           Small
                                              Capitalization  Capitalization  Capitalization
                                                  Value           Growth          Growth
                                                  Equity          Equity          Equity        Investment       HMC
                                                Investment      Investment      Investment       Contract       Common
                                     Total         Fund            Fund            Fund            Fund         Stock
                                  ----------- --------------  --------------  --------------    ----------    ---------
Year ended December 31, 1995:
  Contributions (note 2):
    Employees                     $ 2,848,140      330,434         374,642         234,721         443,838      576,901
    Employer                        1,009,784      156,000         188,083         135,623         216,539      260,131
                                  -----------    ---------       ---------       ---------       ---------   ----------
                                    3,857,924      486,434         562,725         370,344         660,377      837,032
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Investment income:
    Interest and dividends            811,369       64,788         136,503         286,314         220,790            -
    Net appreciation
     (depreciation) in fair
     value of investments             780,003      373,947         576,181         175,982               -     (417,265)
                                  -----------    ---------       ---------       ---------       ---------   ----------
      Net investment
       income (loss)                1,591,372      438,735         712,684         462,296         220,790     (417,265)
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Transfers                                 -      (47,786)        (99,855)        129,043        (230,277)    (411,583)
  Withdrawals                      (1,863,635)    (105,064)       (261,541)       (139,462)       (344,847)    (745,470)
                                  -----------    ---------       ---------       ---------       ---------   ----------
  Net increase (decrease) in net
   assets available for plan
   benefits                         3,585,661      772,319         914,013         822,221         306,043     (737,286)
  Net assets available for plan
   benefits at beginning
    of year                        16,570,244    1,065,774       2,287,389       1,173,253       2,770,841    8,337,702
                                  -----------    ---------       ---------       ---------       ---------   ----------
      Net assets
       available for
       plan benefits
       at end of year             $20,155,905    1,838,093       3,201,402       1,995,474       3,076,884    7,600,416
                                  -----------    ---------       ---------       ---------       ---------   ----------
                                  -----------    ---------       ---------       ---------       ---------   ----------


                                                 Intermediate
                                   International    Fixed
                                       Equity       Income     Participant
                                        Fund        Funds         Loans
                                   ------------- ------------  -----------
Year ended December 31, 1995:
  Contributions (note 2):
    Employees                           48,737      838,867            -
    Employer                            30,649       22,759            -
                                       -------    ---------      -------
                                        79,386      861,626            -
                                       -------    ---------      -------
  Investment income:
    Interest and dividends              11,580       65,248       26,146
    Net appreciation
     (depreciation) in fair
     value of investments               11,934       59,224            -
                                       -------    ---------      -------
      Net investment
       income (loss)                    23,514      124,472       26,146
                                       -------    ---------      -------
  Transfers                            139,005      214,629      306,824
  Withdrawals                           (1,568)    (265,683)           -
                                       -------    ---------      -------
  Net increase (decrease) in net
   assets available for plan
   benefits                            240,337      935,044      332,970
  Net assets available for plan
   benefits at beginning
    of year                                  -      679,737      255,548
                                       -------    ---------      -------
      Net assets
       available for
       plan benefits
       at end of year                  240,337    1,614,781      588,518
                                       -------    ---------      -------
                                       -------    ---------      -------

See accompanying notes to financial statements.

                HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                           Notes to Financial Statements

                             December 31, 1996 and 1995

(1)  Summary of Significant Accounting Policies

     (a)  General

          The Heritage Media Corporation Retirement Savings Plan ("the Plan") is a defined contribution plan which is sponsored by Heritage Media Corporation and its subsidiaries ("the Company" or "HMC" or "Employer") and is subject to the provisions of the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA").

          Notes 2 through 6 provide general information regarding the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (b)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting using current quoted market values for determining the fair value of investments. Purchases and sales of securities are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis.

          The Investment Contract Fund is stated at contract value which approximates cost and fair value. Contract value represents contributions made under the contract plus interest at the contract rate.

          The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value.

          Benefits are recorded when paid.

     (c)  DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)  PLAN ADMINISTRATION AND CONTRIBUTIONS

     At December 31, 1995 and 1996, the Trustee for the Plan was Smith Barney Trust Company. The Trustee is responsible for maintaining appropriate records for the Plan and investing the assets of the Plan at the direction of the Company.

                                                                  (Continued)

                HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                           Notes to Financial Statements

     The Company, at its discretion, is permitted to contribute a matching amount of participants' eligible contributions, up to 6% of compensation, in any combination of cash or HMC common stock. For the years ended December 31, 1996 and 1995, the Company made matching cash contributions equal to 50% of each participant's eligible contributions.

(3)  ELIGIBILITY AND BENEFITS

     Employees commencing employment after January 1, 1990, whose employment is expected to be not less than 1,000 hours of service in any plan year, become eligible for Employer contributions on the first day of the first payroll period in the month immediately following the date six months after their employment date. Each individual who becomes an employee on or after January 1, 1990 through acquisition of such individual's employer and whose employment is expected to be not less than 1,000 hours in any plan year shall become eligible to participate in the Plan on the first day of the first payroll period commencing after the individual becomes an employee and satisfies the six-month waiting period, if such waiting period has not already been satisfied while employed at the acquired company. Once eligible, a participant may make voluntary contributions in any amount not less than 1% and not more than 15% pretax in whole percentages of their compensation subject to deferral limitations imposed by the Internal Revenue Code ("the Code").

     Participants immediately vest in contributions made from a participant's compensation. Participants vest in the Company's contributions 25% per year after completing two years of continuous service, or upon reaching the retirement age of 65 plus five years of service, or upon their death or total disability. Company matching contributions forfeited are used to reduce any future matching contributions of the Company. Benefits are paid, at the discretion of the participant, in either a lump-sum distribution or in monthly, quarterly or annual installments over a fixed period of time when a participant reaches the retirement age of 65.

(4)  INVESTMENT PROGRAMS

     The Company's matching contributions to the Plan are invested in HMC common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including HMC common stock.

     The investment programs of the Plan are as follows:

     - STOCK MUTUAL FUNDS - represents mutual funds which consist of such equity securities or other investments as are reasonably expected to provide increasing income and long-term appreciation of capital, including common stocks and securities convertible into common stocks, or common trust funds or pooled funds investing in such securities. Investment options in this category with Smith Barney, a related party, include the Consulting Group Capital Market Large Capitalization Growth Equity Investments Fund, Large Capitalization Value

                                                                  (Continued)

                HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                           Notes to Financial Statements

          Equity Investments Fund, Small Capitalization Growth Equity Investments Fund, and International Equity Fund.

     - INVESTMENT CONTRACT FUND - In 1992, the Plan entered into a deposit contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments, principally investments in cash, notes, commercial paper, or bonds (including both those issued by corporations and by the United States government) and other securities and obligations of the United States government and agencies thereof, savings accounts and mutual funds having investment characteristics similar to any one or more of the foregoing, and is charged for plan withdrawals and administration expenses charged by CIGNA. The contract is included in the financial statements at the contract values as reported to the Plan by CIGNA. Interest rates paid under the deposit contract are adjusted annually. During the years ended December 31, 1996 and 1995, the average yields on the deposit contract were 7.5% and 7.0%, respectively. At December 31, 1996 and 1995, the interest rates earned on the deposit contract were also 7.5% and 7.0%, respectively.

     - HMC COMMON STOCK FUND - consists solely and exclusively of HMC Common Stock. On July 25, 1996, Heritage Media Corporation declared a two-for-one stock split effected as a stock dividend payable to all holders of record on August 5, 1996, with a payment date of August 12, 1996.

     - INTERMEDIATE FIXED INCOME FUNDS - consists of investments in cash, notes, commercial paper, bonds, savings accounts, and other short-term debt securities or mutual funds having investment characteristics similar to any one or more of the foregoing. During 1995 and 1996, this investment category included the Consulting Group Capital Market Intermediate Fixed Income Fund and the Smith Barney Reserve Deposit Fund.

                                                                  (Continued)

                HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                           Notes to Financial Statements

     A detail of Plan investments  at December 31, 1996 and 1995  follows:

                                               1996                         1995
                                   ---------------------------  ----------------------------
                                     Number of   Fair/contract   Number of     Fair/contract
   Description of investment       shares/units      value      shares/units       value
   -------------------------       ------------  -------------  ------------   -------------
Large Capitalization Value
  Equity Investments Fund            252,608      $ 3,147,343      174,437      $ 1,913,572

Large Capitalization Growth
  Equity Investments Fund            310,773        4,454,606      254,921        3,122,776

Small Capitalization Growth
  Equity Investments Fund            183,626        3,055,640      125,226        1,972,311

Intermediate Fixed Income Fund       159,168        1,281,303      127,991        1,057,204

International Equity Fund             75,753          765,106       25,524          265,704

Reserve Deposit Fund                 239,694          239,694      600,602          600,602

CIGNA Guaranteed Deposit
  Contract                         3,679,214        3,679,214    3,006,643        3,006,643

Participant loans (interest
 rates of 7%-9.5%)                         -          890,361            -          588,518

Heritage Media Corporation
  Common Stock                       550,479        6,192,889      291,973        7,591,298
                                                  -----------                   -----------
                                                  $23,706,156                   $20,118,628
                                                  -----------                   -----------
                                                  -----------                   -----------

                                                                   (Continued)

              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

     A detail of receivables and payables for each investment option at December 31, 1996 follows:

                                  Contribution   Contribution
                                   receivable     receivable    Interest and
                                      from           from        dividends      Refunds
                                    employer       employees     receivable     payable
                                  ------------   ------------   ------------    -------
Large Capitalization Value
  Equity Investments Fund           $ 4,271          14,513             -           -

Large Capitalization Growth
  Equity Investments Fund             5,897          19,608             -           -

Small Capitalization Growth
  Equity Investments Fund             5,472          18,215             -           -

Intermediate Fixed Income Fund        1,584           5,314             -           -

International Equity Fund             1,318           4,320             -           -

Reserve Deposit Fund                      -               -           614           -

CIGNA Guaranteed
  Deposit Contract                    3,559          12,636        63,079           -

Heritage Media Corporation
  Common Stock                        9,328          28,842             -           -
                                    -------         -------        ------         ---
                                    $31,429         103,448        63,693
                                    -------         -------        ------         ---
                                    -------         -------        ------         ---

              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

A detail of receivables and payables for each investment option at December 31, 1995 follows:

                                  Contribution   Contribution
                                   receivable     receivable    Interest and
                                      from           from        dividends      Refunds
                                    employer       employees     receivable     payable
                                  ------------   ------------   ------------    -------
Large Capitalization Value
  Equity Investments Fund           $ 4,738          19,445             -       (16,700)

Large Capitalization Growth
  Equity Investments Fund             5,712          24,787             -       (25,662)

Small Capitalization Growth
  Equity Investments Fund             4,198          18,051             -       (29,550)

Intermediate Fixed Income Fund        1,504           7,199             -        (7,908)

International Equity Fund               629           3,560             -       (12,592)

Reserve Deposit Fund                      -               -         2,010             -

CIGNA Guaranteed
  Deposit Contract                    5,377          22,580        52,237       (43,396)

Heritage Media Corporation
  Common Stock                       10,798          34,879             -       (44,619)
                                    -------         -------        ------      --------
                                    $32,956         130,501        54,247      (180,427)
                                    -------         -------        ------      --------
                                    -------         -------        ------      --------

(5)  PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance at a fixed rate at the time the loan is made of interest of prime plus 1%, which was 8.25% at December 31, 1996. Loans must be repaid in installments, at least biweekly, over a period not to exceed five years except for loans relating to primary residence purchases, which may be repaid over 15 years. Each loan is secured by 50% of the participant's vested balance. All such loans are considered a segregated investment by the Plan. Principal and interest payments made by a participant on a participant loan are held in an interest bearing segregated account on behalf of the participant and added to the participant's account generally within 30 days. Such payments are added to the participant's account using the participant's current investment elections.

                                                                   (Continued)

              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(6)  REFUNDS PAYABLE

     At December 31, 1995, the Plan has recorded refunds payable of $180,427. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after tax contributions to the Plan.

(7)  PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the vested balance of the participant's account.

     The Company may make discretionary contributions to the Plan as determined by its Board of Directors and may set the maximum permissible amount to be allocated to each participant's account. No discretionary Company contributions will be allocated to individual participant accounts unless such participants have completed a minimum of 1,000 hours of service during the Plan year, nor will amounts be allocated to participants who are not employed on the last day of the Plan year. Exceptions to this provision include death, disability and attainment of normal retirement age.

(8)  INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated June 30, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(9)  PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(10) SUBSEQUENT EVENTS

     On March 17, 1997, The News Corporation Limited ("News Corporation") reached an agreement to acquire Heritage Media Corporation, in a non-taxable transaction. The transaction is subject to, among other things, approval of Heritage Media shareholders and governmental regulatory agencies. The effect, if any, on the participants of the Plan as a result of the acquisition are not known at this time.

                                                                    SCHEDULE I

             HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

        Item 27a - Schedule of Assets Held for Investment Purposes

                            December 31, 1996

   Identity                                                                   Current
   of Issue               Description of Investment             Cost           Value
   --------               -------------------------             ----          -------
Consulting Group    Large Capitalization Value Equity
  Capital Market*     Investments Fund (252,608 shares)       $ 2,633,415     3,147,343

Consulting Group    Large Capitalization Growth Equity
  Capital Market*     Investments Fund (310,773 shares)         3,459,561     4,454,606


Consulting Group    Small Capitalization Growth Equity
  Capital Market*     Investments Fund (183,626 shares)         2,845,546     3,055,640

Consulting Group    Intermediate Fixed Income Fund
  Capital Market*     (159,168 shares)                          1,266,796     1,281,303

Consulting Group
  Capital Market*   International Equity Fund (75,753 shares)     787,351       765,105

Smith Barney*       Reserve Deposit Fund (239,694 units)          239,694       239,694

CIGNA               Guaranteed Deposit Contract (3,679,214
                      shares)                                   3,679,214     3,679,214

--                  Participant loans* (interest rates of
                      7%-9.5%)                                    890,361       890,361

Heritage Media
  Corporation*      Common Stock (550,479 shares)               5,169,587     6,192,889
                                                              -----------    ----------
                                                              $20,971,525    23,706,156
                                                              -----------    ----------
                                                              -----------    ----------

*Party-in-interest

See accompanying independent auditors' report.

                                                                    SCHEDULE II

                HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                                      Expenses
                                                                                                                      Incurred
                                                                        Number      Purchase      Selling    Lease      with
Identity of Party Involved           Description of Transaction       of Shares      Price         Price     Rental  Transactions
--------------------------           --------------------------       ---------     --------      -------    ------  ------------
CIGNA Guaranteed Deposit           Investment Contract Fund Share
  Contract                           purchases (aggregate of
                                     77 purchases)                     1,580,512   $1,580,512          --     --          --
CIGNA Guaranteed Deposit           Investment Contract Fund Share
  Contract                           sales (aggregate of 122 sales)      907,941           --     907,941     --          --
Heritage Media Corporation         Purchases of Heritage Media
                                     Corporation Common Stock
                                     (aggregate of 80 purchases)          59,538    1,549,921          --     --          --
Heritage Media Corporation         Sales of Heritage Media
                                     Corporation Common Stock
                                     (aggregate of 97 sales)              68,567           --   1,983,132     --          --
Small Capitalization Growth Fund   Fund share purchases (aggregate
                                     of 87 purchases)                     97,596    1,705,136          --     --          --
Small Capitalization Growth Fund   Fund share sales (aggregate of
                                     149 sales)                           39,196           --     689,498     --          --
Large Capitalization Growth
  Investments Fund                 Fund share purchases (aggregate
                                     of 86 purchases)                    100,727    1,353,195          --     --          --
Large Capitalization Growth        Fund share sales (aggregate of
  Investments Fund                   182 sales)                           44,874           --     606,158     --          --
Large Capitalization Value
  Equity Investments Fund          Fund share purchases (aggregate
                                     of 86 purchases)                    112,338    1,323,336          --     --          --
Large Capitalization Value
  Equity Investments Fund          Fund share sales (aggregate of
                                     165 sales)                           34,167           --     401,575     --          --

                                              Fair Value of
                                              Asset at Date     Net
                                      Cost    of Acquisition    Gain
Identity of Party Involved         of Assets  or Disposition   (Loss)
--------------------------         ---------  --------------   ------
CIGNA Guaranteed Deposit
  Contract                         1,580,512     1,580,512          --
CIGNA Guaranteed Deposit
  Contract                           907,941       907,941          --
Heritage Media Corporation         1,549,921     1,549,921          --
Heritage Media Corporation           957,632     1,983,132   1,025,500
Small Capitalization Growth Fund   1,705,136     1,705,136          --
Small Capitalization Growth Fund     581,761       689,498     107,737
Large Capitalization Growth
  Investments Fund                 1,353,195     1,353,195          --
Large Capitalization Growth
  Investments Fund                   476,202       606,158     129,956
Large Capitalization Value
  Equity Investments Fund          1,323,336     1,323,336          --
Large Capitalization Value
  Equity Investments Fund            338,850       401,575      62,725

See accompanying independent auditors' report.

                                 [LETTERHEAD]



                         INDENPENDENT AUDITORS' CONSENT

Heritage Media Corporation
  Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statements (Nos. 33-29425, 33-32200 and 33-57251) on Form S-8 of our report dated May 2, 1997, relating to the statements of net assets available for plan benefits of the Heritage Media Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules as of and for the year ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of the Heritage Media Corporation Retirement Savings Plan filed by Heritage Media Corporation.



                                              /s/ KPMG Peat Marwick LLP

Dallas, Texas
June 9, 1997

                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned thereto duly authorized.


              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN



DATE:  JUNE 9, 1997                    By:       /s/  JAMES P. LEHR
                                          ----------------------------------
                                           James P. Lehr
                                           Senior Vice President
                                           Chief Accounting & Administrative
                                           Officer



                                   3